

A4
4/8/2002

02022848

TC 41 +

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 28 2002 366

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2001__ AND ENDING __12/31/2001__
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GoldK Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

183 East Main Street
(No. and Street)

Rochester   NY   14604
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Lennox   781-693-4626
 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — if individual, state last, first, middle name)

200 Clarendon Street   Boston   MA   02116
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Laurie Lennox_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____GoldK Investment Services, Inc._____, as of

____December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Compliance Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GoldK Investment Services, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2001

Contents

	Page
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplemental Information	
Computation of Net Capital Pursuant to Rule 15c3-1	11
Statement Regarding Rule 15c3-3	12
Supplementary Report	
Supplementary Report of Independent Auditors on Internal Control	14



ERNST & YOUNG

■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
GoldK Investment Services, Inc.

We have audited the accompanying statement of financial condition of GoldK Investment Services, Inc. (the "Company") as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GoldK Investment Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 15, 2002

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

GoldK Investment Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	647,786
Accounts receivable		26,668
Furniture and equipment, net		12,212
Goodwill, net		106,037
Other assets		16,201
Total assets		808,904

Liabilities

Accounts payable and accrued expenses	96,461
Due to parent	12,637
Total liabilities	109,098

Stockholder's Equity

Common stock, no par value
Authorized, issued and outstanding 200 shares

Additional paid-in capital		1,288,602
Accumulated deficit		(588,796)
Total stockholder's equity		699,806
Total liabilities and stockholder's equity	$	808,904

See accompanying notes.

GoldK Investment Services, Inc.

Statement of Operations

Year ended December 31, 2001

Revenues

12b-1 commissions	$	82,723
Securities trading commissions		3,187
Interest income		5,529
Total revenues		91,439

Expenses

Clearing broker expenses		64,634
Other selling, general and administration expenses		387,974
Total expenses		452,608
Net loss	$	(361,169)

See accompanying notes.

GoldK Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 540,000	$ (227,627)	$ 312,373
Capital contribution from parent	748,602		748,602
Net loss		(361,169)	(361,169)
Balance at December 31, 2001	$ 1,288,602	$ (588,796)	$ 699,806

See accompanying notes.

The accompanying notes are an integral part of these financial statements.

- 4 -

GoldK Investment Services, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities		
Net loss	$	(361,169)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		45,362
Loss on disposal of furniture and equipment		8,001
Changes in assets and liabilities:		
Increase in accounts receivable		(26,668)
Decrease in other assets		97,475
Increase in accounts payable and accrued expenses		67,413
Net cash used in operating activities		(169,586)
Cash flows from investing activities		
Purchase of equipment		(5,500)
Net cash used in investing activities		(5,500)
Cash flow from financing activities		
Capital contribution from Parent		748,602
Net cash provided by financing activities		748,602
Increase in cash and cash equivalents		573,516
Cash and cash equivalents, beginning of period		74,270
Cash and cash equivalents, end of period	$	647,786

See accompanying notes.

GoldK Investment Services, Inc.

Notes to Financial Statements

Year ended December 31, 2001

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

GoldK Investment Services, Inc. (the Company) is a retail brokerage firm and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company clears its securities on a fully disclosed basis with Winslow, Evans and Crocker and National Financial Services Corporation (the "Clearing Broker"). The Company is a wholly-owned subsidiary of GoldK, Inc. ("GoldK" or the "Parent").

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Financial Instruments

The carrying values of the Company's financial instruments approximate their fair values at December 31, 2001.

Recognition of Commission Revenue and Expense

The Company earns 12b-1 commissions for executing purchases of mutual funds and for maintaining balances within those funds. Revenue is recorded on a trade-date basis for those commissions earned from purchases. Commissions earned on balances are based on the average balances maintained in the funds and are recorded on an accrual basis.

The Company earns securities trading commissions for executing customer securities transactions, which are cleared on a fully disclosed basis. Commissions and related clearing broker fees are recorded on a trade-date basis.

GoldK Investment Services, Inc.

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Goodwill

The Company classifies goodwill as the excess of the purchase cost over the fair value of net assets acquired in a purchase transaction. In accordance with Financial Accounting Standard 141 "Business Combinations" and Financial Accounting Standard 142 "Goodwill and Other Intangible Assets" the Company amortized goodwill through December 31, 2001, but will not amortize goodwill beginning January 1, 2002, when the Company adopts FAS 142 in its entirety.

Income Taxes

The operations of the Company are included with those of its Parent in the filing of a consolidated federal income tax return. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not some or all of the deferred taxes will not be realized. At December 31, 2001, the Company has unused net operating loss carryforwards of approximately $589,000 available to reduce future taxable income. Due to the degree of uncertainty related to the use of the loss carryforwards, the Company has established a full valuation allowance for this tax benefit.

Furniture and Equipment

The Company's furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives, generally of three years. Major renewals, betterments, and replacements are capitalized, while maintenance costs are charged to operations as incurred. Upon sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts, with the resulting gains or losses reflected in income.

GoldK Investment Services, Inc.

Notes to Financial Statements (continued)

2. Furniture and Equipment

Furniture and equipment at December 31, 2001, are comprised of the following:

Furniture and fixtures	$	2,696
Office Equipment		32,098
		34,794
Less: Accumulated depreciation		(22,582)
	$	12,212

Depreciation expense for the year ended December 31, 2001 amounted to $15,091.

3. Related-Party Transactions

During the period, affiliates of the Company provided various administrative and operational support services to the Company at no charge.

4. Benefits

GoldK administers a 401(k) salary investment plan, covering virtually all of the Company's full-time employees. There were no contributions by either the Company or GoldK during the year ended December 31, 2001.

5. Commitments and Contingencies

The Company leases equipment and facilities under operating lease agreements. Rental expense under operating leases was $43,277 for the year ended December 31, 2001.

Future minimum lease payments as of December 2001 were as follows:

2002	$	49,099
2003		24,916
2004		2,916
2005		1,458
2006		-
Thereafter		-
		78,389

GoldK Investment Services, Inc.

Notes to Financial Statements (continued)

5. Commitments and Contingencies (continued)

In the normal course of business, securities transactions of customers are introduced and cleared through a Clearing Broker. Pursuant to an agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company is therefore exposed to the credit risk of nonperformance by its customers and may sustain a loss if the market value of a security is different from the contract value of the transaction.

6. Acquisition of the Company

GoldK acquired all of the outstanding stock of the Company on June 30, 2000 for $325,000. The purchase price has been allocated to the fair value of the assets acquired with the excess of the purchase price over the fair value of the assets recorded as goodwill. The purchase price allocation was recorded by the company as follows:

Cash	$ 100,000
Furniture and equipment	21,319
Goodwill	151,352
Other assets	52,329
	$ 325,000

Through December 31, 2001, the Company amortized the goodwill over a five year period. Amortization expense for the year ended December 31, 2001 was approximately 30,000.

7. Net Capital Requirements

As a member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the NASD, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2001 was $50,000. At December 31, 2001, the Company's net capital was $546,356 and exceeded the minimum net capital requirement by $496,356. The Company's ratio of aggregate indebtedness at December 31, 2001 was .2 to 1.

Supplemental Information

GoldK Investment Services, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Total stockholder's equity from statement of financial condition		$ 699,806
Deductions:		
Nonallowable assets:		
Furniture and equipment, net	$ 12,212	
Goodwill, net	106,037	
Other assets	16,201	134,450
Other deductions:		
Fidelity bond deductible	19,000	19,000
Net capital		546,356
Net capital requirement (greater of 6-2/3%) of aggregate indebtedness or $50,000)		50,000
Excess net capital		496,356
Total aggregate indebtedness		$ 109,098
Percentage of aggregate indebtedness to net capital		20%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2001.

GoldK Investment Services, Inc.

Statement Regarding Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Supplementary Report

**ERNST & YOUNG**

■ Ernst & Young LLP
  200 Clarendon Street
  Boston
  Massachusetts 02116-5072

■ Phone: (617) 266-2000
  Fax: (617) 266-5843
  www.ey.com

Independent Auditors' Supplementary
Report on Internal Control

The Board of Directors of
  GoldK Investment Services, Inc.

In planning and performing our audit of the financial statements of GoldK Investment Services, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principals generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

- 14 -

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 15, 2002